Wintrust Financial Corporation
Form 10-K, Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.

(Dollars in thousands)		Years ended December 31,
		2013	2012	2011	2010	2009
Income before income taxes	A	$224,440	$180,132	$128,033	$100,807	$117,504

Interest expense:
Interest on deposits		$53,191	$68,305	$87,938	$123,779	$171,259
Interest on other borrowings	C	26,891	39,200	56,478	53,492	44,479

Total interest expense	B	$80,082	$107,505	$144,416	$177,271	$215,738

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	3.80x	2.68x	1.89x	1.57x	1.54x
Excluding deposit interest	(A+C) / C	9.35x	5.60x	3.27x	2.88x	3.64x